

Advantage Announces an Amendment to its Stock Option Plan

(TSX: AAV, NYSE: AAV)

Calgary, Alberta, May 11, 2015 – Advantage Oil & Gas Ltd. ("**Advantage**" or the "**Corporation**") announces that it has amended its Stock Option Plan (the "**Plan**") to be considered at our Annual General and Special Meeting (the "**Meeting**") of the holders ("**Shareholders**") of common shares on May 27, 2015 at 1:30 p.m. (Calgary time).

In order to clarify a certain section of the Plan, the Advantage Board of Directors has approved an amendment to the terms of the Plan to confirm that unless Shareholder approval is received, the Corporation cannot cancel any Stock Options and issue the holder of such Stock Options a new option or other entitlement in replacement thereof.

For further information or a complete copy of the Plan, please contact:

Craig Blackwood
Vice President, Finance and Chief Financial Officer
(403) 718-8005
OR
Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
300, 440 - 2nd Avenue SW
Calgary, Alberta T2P 5E9
Phone: (403) 718-8000
Fax: (403) 718-8332
Web Site: **www.advantageog.com**
E-mail: ir@advantageog.com